Mail Stop 4561

September 2, 2008

Mr. Mark A. Keidel
Chief Financial Officer
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD  21224

      **Re:**    **First Mariner Bancorp**
               **Form 10-K for the Fiscal Year Ended December 31, 2007**
               **Form 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
               **File No.  0-21815**

Dear Mr. Keidel:

We have reviewed your response dated July 11, 2008 to our comment letter dated June 26, 2008.  Please provide us with the following additional information:

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Credit Risk Management, page 45

1. We note your response to comment 1 in our letter dated June 26, 2008.  Please tell us how you considered paragraphs 19-22 of SFAS 154 concerning a change in estimate and paragraphs 25-26 concerning the correction of an error for your change in the application of SFAS 114 in 2007.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Securities, page 15

2.  We note your disclosure on page 16 that, "trust preferred securities, ***most*** of which are considered to be temporarily impaired," which indicates that certain trust preferred securities were deemed to be other than temporarily impaired during the periods presented.  Please tell us the facts and circumstances related to, and the specific distinguishing characteristics of securities that were other than temporarily impaired during the periods presented.  Specifically highlight why certain securities were considered other than temporarily impaired while the remainder of your trust preferred securities portfolio was not and indicate the literature that the impairments were taken under (SFAS 115, EITF 99-20, etc.).

Commercial Construction Portfolio, page 17

3.  We note your disclosure on page 17 that you, "have engaged an independent third party to review the rest of the portfolio to assist in the determination of exposure." Please clarify what portion of the commercial construction portfolio this statement relates to, your current reserve methodology for this portion of the portfolio and your exposure to nonaccrual loans in this portion of the portfolio.

4.  We note your disclosure that, as of June 30, 2008, $7.8 million (11%) of your commercial construction loans to builders and developers of residential real estate projects were on nonaccrual.  We also note that nonaccrual commercial construction loans increased $5.4 million, to $12.3 million at June 30, 2008 from $6.9 million at March 31, 2008, yet you increased the allowance for loan losses for commercial construction loans by only $356 thousand, from $1.858 million at March 31, 2008 to $2.214 million at June 30, 2008.  Please tell us and revise future filings to explain how you determined that the change in your allowance for the three months ended June 30, 2008 was directionally consistent with your asset quality changes and how you determined your allowance for loan losses was adequate for potential losses related to commercial construction loans at June 30, 2008.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you any questions.

Sincerely,


Angela Connell
Reviewing Accountant